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                                                               EXHIBIT (a)(l)(x)

May 2, 2001


                                   MEMORANDUM



TO:      Board of Directors
         Barrett Resources Corporation

FROM:    SRM Acquisition Company


         SRM Acquisition Company, an indirect wholly owned subsidiary of Shell Oil Company, is pleased to accept your invitation to submit an offer for Barrett. We have attached our mark-up of your form of merger agreement, which reflects our bid of $60 cash per share of Barrett common stock. We are prepared to negotiate all terms of the agreement, including price; therefore, do NOT consider this our final and highest price. As you know, we have the financial resources to immediately fund any offer we may propose.

         Our mark-up to the merger agreement includes minimal revisions, and we note these features for your consideration:

               (1) Tender Offer Timing. We propose to leave our tender offer open to expedite the receipt of cash by the Barrett shareholders if our bid is accepted.

               (2) Tender Offer Conditions. Your tender offer conditions are not materially different from ours, so we propose to continue our conditions.

               (3) No Break-Up Fee. We have deleted your break-up fee provision and urge you to do the same with any other bidder whose offer you might choose to accept, so that the Barrett shareholders will be assured of receiving all the cash that the final, winning bidder has to offer.

         We feel disadvantaged with your current process given our outstanding tender offer, which would require us to publicly disclose any change in our price proposal, to the detriment of our competitive position. Nevertheless your shareholders are advantaged by our keeping the tender offer open as it will expedite our ability to deliver cash to your shareholders.

                  You have repeatedly said that you want to maximize shareholder value through this auction process, and we hope you will conduct a fair, open and honest auction. In this connection, we trust that you will afford us the opportunity to negotiate a transaction with you. You know that we are prepared to participate in an open and honest auction, and any other course would be a disservice to your shareholders.

         We are prepared as always to meet with you on very short notice.

                                            SRM Acquisition Company



                                            By: /s/ Jeri Eagan
                                                Vice President - Finance and
                                                Chief Financial Officer